FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 1st February 2012

RETIREMENT OF DEPUTY CHAIRMAN AND SENIOR INDEPENDENT DIRECTOR

Royal Dutch Shell plc (the "Company") announces that Lord Kerr of Kinlochard, Deputy Chairman and Senior Independent Director has indicated his intention to retire as a Director of the Company at the 2012 Annual General Meeting, scheduled to be held on May 22, 2012.

Lord Kerr has served as a Non-executive Director of the Company and The "Shell" Transport and Trading Company, p.l.c. ("Shell Transport") for a total period of nine years. He was appointed Deputy Chairman and Senior Independent Director of the Company at the time of the unification of Shell Transport and Royal Dutch Petroleum Company in 2005 and has since then served terms on the Audit Committee, Corporate and Social Responsibility Committee, Remuneration Committee and the Nomination and Succession Committee.

Succession to Lord Kerr will be the subject of a further announcement in due course.

February 1, 2012

Michiel Brandjes
Company Secretary and General Counsel Corporate

Enquiries

Shell Media Relations
International, UK, European Press: +31 70 377 3600

Shell Investor Relations
Europe: + 31 70 377 3996
United States: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 1 February 2012